SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦(ALSO ADMITTED IN ENGLAND & WALES)

*(ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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January 15, 2021

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Smart Share Global Limited
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Smart Share Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of and for the year ended December 31, 2019, and unaudited interim consolidated financial statements as of September 30, 2020 and for the nine months ended September 30, 2020. As an emerging growth company, the Company has omitted from this submission its financial statements as of and for the year ended December 31, 2018, and has also omitted from this submission the selected financial information for the years before the year ended December 31, 2019.

Before or when the registration statement on Form F-1 containing the estimated offering size and price range is publicly filed, the Company will include in such registration statement the Company’s audited consolidated financial statements as of December 31, 2020 and for the year ended December 31, 2020.

*             *             *

If you have any question regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Kevin Song, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 21 2323 3196 or via email at kevin.song@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Mars Cai, Chief Executive Officer, Smart Share Global Limited

Maria Xin, Chief Financial Officer, Smart Share Global Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Partner, Cooley LLP

Michael Yu, Esq., Partner, Cooley LLP

Dave Peinsipp, Esq., Partner, Cooley LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP